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Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
AUSTRALIA OR JAPAN

15 May 2007

THE THOMSON CORPORATION AND REUTERS GROUP PLC
RECOMMENDED TRANSACTION

SUMMARY

        Further to the announcements of 4, 7 and 8 May 2007, the boards of Thomson and Reuters announce that they have today agreed to combine the two groups. The boards of Thomson and Reuters intend to recommend the Transaction to their shareholders.

        Woodbridge, the Thomson family holding company which controls approximately 70% of Thomson, has irrevocably committed to vote in favour of the Transaction and the Reuters Founders Share Company, which controls a special share in Reuters, has resolved to support the Transaction.

        The boards of Thomson and Reuters believe there is a natural fit and compelling logic in creating a global leader in electronic information services, trading systems and news:

  •
  Customers will benefit from seamless access to richer content and broader capabilities across financial and professional markets from a trusted provider

  •
  The Combined Business will be positioned to benefit from the continuing shift towards electronic delivery of information to professional and financial customers

  •
  Complementary geographic and product markets

  •
  Diversified revenue streams and a larger capital base will provide a stable platform from which to invest and grow

  •
  Thomson and Reuters brands will be maintained in their key areas of strength

  •
  Synergies at an annual run-rate of in excess of US$500 million expected by the end of the third year after closing

  •
  Complementary management culture and values

  •
  Dual listed company structure will allow the Combined Business to have listings in Canada, the UK and the US and will enable both sets of shareholders to participate in further value creation

  •
  The Combined Business will adopt the Reuter Trust Principles

        The combination will be effected through a dual listed company structure. The companies will be separate legal entities but will be managed and operated as if they were a single economic enterprise. The companies' economic interests will be aligned and they will pursue common objectives. The boards of the two companies will be identical and the Combined Business will be managed by a single senior executive management team. Thomson will be renamed Thomson-Reuters Corporation. The Combined Business will be called Thomson-Reuters and the combined Thomson Financial unit and Reuters financial and media businesses will be called Reuters. The existing Thomson professional businesses — Legal, Tax & Accounting, Scientific and Healthcare — will together be known as Thomson-Reuters Professional.

        To effect the Transaction, Reuters will be acquired by a newly formed UK holding company, Thomson-Reuters PLC, through a scheme of arrangement in which each Reuters Share will be entitled to 352.5 pence per share in cash and 0.16 Thomson-Reuters PLC shares. Each Thomson-Reuters PLC Share will be equivalent to one Thomson-Reuters Corporation Share. Based on the closing Thomson share price of C$48.46 on the Toronto Stock Exchange on Thursday 3 May 2007, the day before the initial announcement by Reuters (and at an exchange rate of £1: C$2.19795), this would value each Reuters share at approximately 705 pence representing a premium of approximately 43% to the closing share price of Reuters on Thursday 3 May 2007. Based on the closing Thomson share price of C$46.36 and exchange rate of £1: C$2.19360 on 14 May 2007, the day before this announcement, this would value each Reuters Share at approximately 691 pence and values the entire existing issued share capital of Reuters at approximately £8.7 billion. The cash consideration for the Transaction will be funded by Thomson.

        Based on current issued share capital, 201,095,235 shares in Thomson-Reuters PLC will be issued to Reuters Shareholders in the Transaction on completion. On that basis, Woodbridge will own approximately 53% of the Combined Business, other Thomson Shareholders approximately 23% and Reuters Shareholders approximately 24%.

        The Combined Business will adopt the Reuter Trust Principles and Reuters Founders Share Company structure. Woodbridge has agreed that it will use its voting control to support the Reuter Trust Principles.

        The Transaction is subject to the pre-conditions of anti-trust clearances, all of which are waivable. Thomson has undertaken to take whatever steps are required to procure such clearances. Upon receipt of anti-trust clearances, documentation will be posted to Reuters Shareholders to approve a court-approved scheme of arrangement to establish Thomson-Reuters PLC as the new holding company of Reuters. Around the same time, documentation will be posted to Thomson Shareholders to effect a court-approved Ontario Plan of Arrangement to effect the Transaction.

        Reuters CEO, Tom Glocer, 47, will become CEO of the Combined Business at the time the Transaction closes. Thomson President and CEO, Richard J. Harrington, 60, who led the transformation of the company from traditional publishing to electronic solutions, software and services, will retire at the completion of the Transaction. Devin Wenig, currently COO of Reuters, will be CEO of Reuters (the combined Thomson Financial unit and Reuters financial and media businesses) and Jim Smith, currently COO of Thomson, will be CEO of Thomson-Reuters Professional. Other members of the senior management team will include Bob Daleo (currently Thomson CFO) as CFO, Michael Wilens (currently Thomson CTO) as CTO, Stephen Dando (currently Reuters Group HR Director) as Chief Human Resources Officer, and David Schlesinger (currently Reuters Editor-in-Chief) as Editor-in-Chief.

        The Chairman will be David Thomson, and the Deputy Chairmen will be W. Geoffrey Beattie and Niall FitzGerald who will also serve as Senior Independent Director.

        David Thomson, Chairman of Thomson, said "We are enormously proud of the evolution of The Thomson Corporation and the value it has created for all our shareholders. We recognize the rich history of Reuters and are committed to uphold the Reuter Trust Principles. I am pleased to welcome Niall and Tom and look forward to working with them to grow our business."

        Niall FitzGerald, Chairman of Reuters, said "This is an historic day for Reuters and represents an important chapter in the development of our company and the commitment to our heritage. The shared expertise and complementary strengths of these two companies makes for a strategically compelling and financially attractive combination. I am especially proud that Reuters journalism will continue to be governed by the powerful Reuter Trust Principles of independence, integrity and freedom from bias."

        Thomson President and CEO, Richard J. Harrington, said "This combination marks a strategic milestone for both companies. For Thomson, it is a defining moment in our journey to become the information provider of choice for the world's business and professional markets. Thomson has a long history of creating value for all its stakeholders and this Transaction builds on that tradition."

        Tom Glocer, CEO of Reuters, said "I am looking forward to the opportunity of being the first CEO of Thomson-Reuters. The combination of these two great businesses will create an exceptional global information company guided by the Reuter Trust Principles. It will provide a broader offering to our customers, deliver value to our shareholders and create great opportunities for our people."

        Pehr Gyllenhammar, Chairman of the Trustees, said "The Trustees are pleased to give their support to the proposed business combination of Thomson and Reuters. We believe that the formation of Thomson-Reuters marks a watershed in the global information business, and will underpin the strength, integrity and sustainability of Reuters as a global leader in news and financial information for many years to come."

        This summary should be read in conjunction with the full text of this announcement.

        A Thomson and Reuters briefing for investors and analysts will be webcast live today at 09:30 BST / 04:30 EDT and available for replay at 14:00 BST / 09:00 EDT at http://www.thomson.com/investor_relations/ and http://about.reuters.com/investors/ announcements/.

        Thomson and Reuters will also hold a conference call and webcast for U.S. investors at 08:30 EDT / 13:30 BST. To participate in the call and webcast, please register online at http://www.thomson.com/investor_relations/ or http://about.reuters.com/ investors/announcements/.

Enquiries:

Thomson:

Investor Relations enquiries

Frank J. Golden
Vice President, Investor Relations
+1 (203) 539 8470
frank.golden@thomson.com

US Media enquiries

Jason Stewart
Vice President, Media Relations
+1 (203) 539 8339
jason.stewart@thomson.com

UK Media enquiries

James Leviton
Finsbury
+44 (0) 207 251 3801
james.leviton@finsbury.com

Reuters:

Investor Relations enquiries

Miriam McKay
Global Head of Investor Relations, Reuters
+44 (0) 207 542 7057
+44 (0) 7990 567057
miriam.mckay@reuters.com

Media enquiries

Ed Williams
Director of Corporate Affairs, Reuters
+44 (0) 207 542 6005
+44 (0) 7990 563717
ed.williams@reuters.com

Nick Claydon
Brunswick Group LLP
+44 (0) 7974 982547
nclaydon@brunswickgroup.com

        The directors of Thomson and Reuters accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Thomson and Reuters (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

        Bear Stearns is acting as financial adviser to Thomson and no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Bear Stearns nor for providing advice in relation to the Transaction or any other matter referred to herein.

        Perella Weinberg is acting as financial adviser to Thomson and no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Perella Weinberg nor for providing advice in relation to the Transaction or any other matter referred to herein.

        UBS is acting as financial adviser and is also providing corporate broking advice to Reuters and no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of UBS nor for providing advice in relation to the Transaction or any other matter referred to herein.

        Blackstone is acting as financial adviser to Reuters and no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Blackstone nor for providing advice in relation to the Transaction or any other matter referred to herein.

        Citi and JPMorgan Cazenove are acting as joint corporate brokers to Reuters and are also providing financial advice to Reuters. They are acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Citi and JPMorgan Cazenove, respectively, nor for providing advice in relation to the Transaction or any other matter referred to herein.

        Morgan Stanley has also provided financial advice to Reuters and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Morgan Stanley nor for providing advice in relation to the Transaction or any other matter referred to herein.

DEALING DISCLOSURE REQUIREMENTS

        Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Thomson or of Reuters, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Transaction becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

        Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

        A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

        'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

        Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

        This press release includes forward-looking statements, such as Thomson's and Reuters beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect Thomson's and Reuters current expectations. Forward-looking statements also include statements about Thomson's and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties' ability to enhance shareholder value through, among other things, the delivery of expected synergies. There can be no assurance that the proposed Transaction will be consummated or that the anticipated benefits will be realised. The proposed Transaction is subject to various regulatory approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this press release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson's and Reuters customers, employees and suppliers to the proposed Transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed Transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson's and Reuters respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation's 2006 Annual Report on Form 40-F and Reuters Group PLC's 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Transaction, documents relating to the proposed Transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed Transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC's web site at www.sec.gov, at the Canadian securities regulatory authorities' web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
AUSTRALIA OR JAPAN

15 May 2007

THE THOMSON CORPORATION AND REUTERS GROUP PLC
RECOMMENDED TRANSACTION

1.    Introduction

        The boards of Thomson and Reuters announce that they have reached agreement to combine the two companies through a dual listed company structure.

        Thomson-Reuters PLC, a new UK holding company, will acquire Reuters by way of a Scheme for a mixture of cash and shares. Subject to certain conditions described in this announcement, Thomson-Reuters PLC and Thomson will enter into agreements and will modify their constitutional documents in order to implement the Transaction. The cash consideration will be funded by Thomson.

2.    Recommendations

        The Reuters Board, which has been so advised by UBS and Blackstone, considers the terms of the Transaction to be fair and reasonable. In providing advice to the Reuters Board, UBS and Blackstone have taken into account the commercial assessment of the Reuters Board. Accordingly, the Reuters Board intends unanimously to recommend that Reuters Shareholders vote in favour of the Scheme as the directors of Reuters have undertaken to do in respect of their own respective beneficial holdings of Reuters Shares (representing, in aggregate, approximately 0.1% of the Reuters Shares currently in issue).

        The Thomson Board intends unanimously to recommend that Thomson Shareholders vote in favour of an Ontario Plan of Arrangement. Bear Stearns and Perella Weinberg are acting as financial adviser to Thomson. Bear Stearns also provided an opinion that the Transaction is fair from a financial point of view to Thomson.

        Woodbridge, the Thomson family holding company, has irrevocably committed to vote in favour of the Transaction in respect of the approximately 70% of the Thomson Shares it controls.

3.    The Transaction

        The Transaction is a means of enabling Thomson and Reuters to combine their management and operations as if they were a single economic enterprise, while retaining their separate legal identities. To effect the Transaction, Thomson-Reuters PLC will acquire Reuters through a Scheme for:

352.5p in cash and 0.16 Thomson-Reuters PLC Shares for each Reuters Share

        The equalisation ratio in the Transaction will be such that one Thomson-Reuters PLC share will be equivalent to one Thomson-Reuters Corporation share. Fractions of shares will be aggregated and sold in the market with the proceeds in excess of £1 being distributed to those shareholders entitled to them. Reuters American Depositary Shares, each of which represents six Reuters Shares, will participate in the Transaction on an equivalent basis.

        Thomson-Reuters PLC and Thomson-Reuters Corporation will then enter into a series of contractual agreements providing for identical boards of directors, a unified management structure and equalisation of the economic interests of shareholders of Thomson-Reuters PLC and Thomson-Reuters Corporation.

        As part of the Transaction, Thomson will change its name to Thomson-Reuters Corporation, a matter which will be submitted to Thomson Shareholders at the Thomson shareholder meetings.

        Thomson-Reuters Corporation will retain its existing listings on the Toronto Stock Exchange and on the New York Stock Exchange and Thomson-Reuters PLC will apply for its ordinary shares to be listed on the London Stock Exchange and intends to apply for its American Depositary Shares to be listed on Nasdaq. Thomson-Reuters Corporation will retain its existing inclusion in the S&P/TSX series of indices and Thomson-Reuters PLC is expected to be included in the FTSE UK series of indices.

        Based on current issued share capital, Woodbridge will own approximately 53% of the Combined Business, other Thomson Shareholders approximately 23% and Reuters Shareholders approximately 24%.

4.    Background to and Reasons for the Transaction

        The boards of Thomson and Reuters believe that the principal benefits of the Transaction include:

  •
  Creation of a global leader in electronic information services, trading systems and news

    The Combined Business will benefit from significantly greater scale together with geographic and product diversification. It will be positioned to optimise the development of existing brands, products and technologies and to invest in the business. It will benefit from the continuing shift towards electronic delivery of information to professional and financial customers.

    The combination will bring together adjacent businesses and complementary assets that fit together well. This will offer the marketplace a new choice of complementary content, applications and transactional services that can help make clients more efficient and create greater opportunity to participate profitably in markets.

    The Thomson and Reuters brands will be maintained in their key areas of strength.

  •
  Significant value creation through deliverable synergies

    The combination of Thomson and Reuters is expected to deliver synergies at an annual run-rate of in excess of US$500 million by the end of the third year after closing. Synergies are expected to be generated through creating efficiencies and rationalisation in key areas such as shared technology platforms, third party content and corporate services. These synergies are in addition to the anticipated cost-savings benefits from the previously announced THOMSONplus and Reuters Core Plus initiatives.

  •
  Combination of two strong, experienced management teams

    The combination creates an opportunity to bring together a world-class management team. The team has the depth of market and customer experience necessary to ensure clients will benefit strongly from the opportunities created by the Combined Business. Between them they also have substantial integration experience and are well equipped to lead the formation of the new group.

  •
  The dual listed company structure allows the Combined Business to have listings in Canada, the UK and the US and enables both sets of shareholders to participate in further value creation.

5.    Reuters Founders Share Company and the Reuter Trust Principles

        Customers in all parts of the world depend on Reuters to provide them with reliable and objective news and information. Reuters share structure therefore includes two mechanisms to safeguard its independence and integrity:

  •
  No person may hold 15% or more of Reuters.

  •
  If any person acquires, or seeks to acquire, 30% or more of Reuters, the Reuters Founders Share Company, through the Founders Share which it holds in Reuters, may exercise whatever votes are necessary to pass or defeat any resolution of shareholders.

  Upon implementation of the Transaction the following changes will be made:

  •
  The Reuters Founders Share Company will hold similar Founders Shares in both Thomson-Reuters Corporation and Thomson-Reuters PLC, which will each adopt the Reuter Trust Principles. The voting powers of the Reuters Founders Share Company will be modified as described in Appendix I.

  •
  Woodbridge has undertaken to use its shareholding to support the Reuter Trust Principles and an exemption from the shareholding limits will be available to it so long as it remains under the control of the Thomson family.

        Thomson-Reuters Corporation and Thomson-Reuters PLC agree to provide Reuters Founders Share Company with regular information meetings and presentations. Reuters Founders Share Company will expand its programme of visits, presentations etc, especially to Thomson-Reuters Corporation entities to facilitate the discharge of Reuters Founders Share Company's functions.

        Thomson-Reuters Corporation and Thomson-Reuters PLC will consult with the Chairman of Reuters Founders Share Company before the appointment or removal of the Editor-in-Chief.

        See Appendix I for more information on the Reuter Trust Principles and the Reuters Founders Share Company.

6.    Dividends and accounting

        Reuters has declared a dividend of 12p for 2007, with 5p payable as an interim dividend and 7p payable as a final dividend subject to proportionate adjustment if closing occurs before year end. If closing occurs after the year end, a proportionate 2008 dividend will also be paid. Relative to the 2007 dividend, the Reuters 2008 dividend will change in the same proportion as the Thomson 2008 dividend. Any dividend subject to proportionate adjustment will be paid around completion.

        Thomson will pay dividends in the ordinary course prior to completion of the Transaction, subject to proportionate adjustment if completion occurs before the end of a financial period. Any dividend subject to proportionate adjustment will be paid around completion.

        Following completion of the Transaction, Reuters Shareholders will receive dividends declared by Thomson-Reuters PLC and Thomson Shareholders will continue to receive dividends declared by Thomson-Reuters Corporation. Dividends in respect of both Thomson-Reuters PLC shares and Thomson-Reuters Corporation shares declared after completion of the Transaction will be paid at about the same time and in equalised amounts in accordance with the equalisation ratio. Payments will be equalised on a gross basis, disregarding any amounts required to be deducted or withheld in respect of taxes and the amount of any applicable tax credits.

        The boards of Thomson-Reuters Corporation and Thomson-Reuters PLC will declare quarterly dividends in US dollars. Thomson-Reuters Corporation Shareholders will continue to be able to elect to receive the dividend in US dollars, Canadian dollars or pounds sterling, based on the exchange rates prevailing on the record date. Thomson-Reuters PLC Shareholders will have the option to elect to receive dividends in US dollars, Canadian dollars or pounds sterling, based on the exchange rates prevailing on the record date.

        The Combined Business will report combined financial statements in US dollars.

7.    Key features of the Transaction

        Thomson, Thomson-Reuters PLC, Reuters and Woodbridge have entered into an Implementation Agreement which contains provisions governing the implementation of the Transaction.

        The key features of the Transaction are summarised below.

7.1    Name changes

        Thomson will change its name to Thomson-Reuters Corporation. Reuters will be known as Thomson-Reuters PLC. The combined Thomson Financial unit and Reuters financial and media businesses will be called Reuters. The existing Thomson professional businesses — Legal, Tax & Accounting, Scientific and Healthcare — will together be known as Thomson-Reuters Professional.

7.2    Common economic interests

        Agreements between Thomson-Reuters Corporation and Thomson-Reuters PLC, including an equalisation agreement and deeds of guarantee, will align the economic interests of the two companies to ensure that they will be operated as a single economic enterprise. Thomson-Reuters Corporation Shareholders and Thomson-Reuters PLC Shareholders will have equalised rights to income and capital distributions from the Combined Business. The economic interests represented by an individual share in one company relative to the economic interests of an individual share in the other company will be determined by reference to the equalisation ratio. The equalisation ratio will initially be one Thomson-Reuters Corporation share to each Thomson-Reuters PLC share. Accordingly, one Thomson-Reuters PLC share will initially have rights to income and capital equivalent to that of one Thomson-Reuters Corporation share.

        The equalisation ratio will be subject to change if one group of shareholders receives a benefit which is not also received by the other group of shareholders.

7.3    Separate entities with identical boards and management

        Thomson-Reuters Corporation and Thomson-Reuters PLC will be separate legal entities but will be managed and operated as if they were a single economic enterprise. The companies' economic interests will be aligned and they will pursue common objectives. The boards of Thomson-Reuters Corporation and Thomson-Reuters PLC will be identical and the Combined Business will be managed by a single senior executive management team.

        In addition to their normal fiduciary duties, the directors of each company will be required to have regard to the interests of the other company and to the Reuter Trust Principles.

        The boards of the companies will be identical and initially consist of 15 Directors, five of whom will be current Directors of Reuters and an additional one of whom will be the CEO. Of the remaining nine, four will be from Woodbridge. Woodbridge will be entitled to nominate the Chairman. The Chairman will be David Thomson, and the Deputy Chairmen will be W. Geoffrey Beattie and Niall FitzGerald who will also serve as Senior Independent Director.

        Tom Glocer, 47, the CEO of Reuters, will become CEO of both Thomson-Reuters Corporation and Thomson-Reuters PLC. Thomson President and CEO, Richard J. Harrington, 60, who led the transformation of the company from traditional publishing to electronic solutions, software and services, will retire at the completion of the Transaction.

        Devin Wenig, currently COO of Reuters, will be CEO of Reuters (the combined Thomson Financial unit and Reuters financial and media businesses) and Jim Smith, currently COO of Thomson, will be CEO of Thomson-Reuters Professional. Other members of the senior management team will include Bob Daleo (currently Thomson CFO) as CFO, Michael Wilens (currently Thomson CTO) as CTO, Stephen Dando (currently Reuters Group HR Director), as Chief Human Resources Officer, and David Schlesinger (currently Reuters Editor-in-Chief) as Editor-in-Chief.

        Resolutions relating to the appointment, election, removal and re-election of directors after completion will be considered as a Joint Electorate Action and voted upon by the shareholders of each company effectively voting together as a single decision-making body.

        The Combined Business will, after completion, comply with applicable corporate governance standards in Canada, the United Kingdom, and the United States.

7.4    Voting arrangements

        As part of the Transaction, special voting arrangements will be implemented through the constitutional documents of the two companies, an equalisation agreement and special voting shares. In most cases the shareholders of both companies will effectively vote together as a single decision-making body on matters requiring the approval of shareholders of either company, except in cases where an issue affects the shares of one company differently from the shares of the other. The voting interests represented by an individual share in one company relative to the voting interests of an individual share in the other company will be determined by reference to the equalisation ratio. One Thomson-Reuters PLC share will initially have voting rights equivalent to those of one Thomson-Reuters Corporation share.

        In addition, the Reuters Founders Share Company will have a special share in each company, further details of which are contained in Appendix I.

7.5    Restrictions on shareholdings and takeovers

        Suitable arrangements will be put in place in the constitutions of both companies such that an offer for either Thomson-Reuters Corporation or Thomson-Reuters PLC would require an equivalent offer to be made to the shareholders of the other.

        The constitution of Thomson-Reuters PLC will contain provisions requiring the directors to force divestiture of any shareholding to below 15%. Further, if any shareholder acquires 30% or more of Thomson-Reuters PLC then the Reuters Founders Share Company will receive further votes as described in Appendix I.

        If a shareholder acquires 15% or more of the shares in Thomson-Reuters Corporation the voting rights of all other shareholders will be multiplied by one million so as effectively to deprive such shareholder of votes in relation to his holding.

        An exemption to these provisions will apply to Woodbridge and its affiliates for so long as they remain controlled by the Thomson family.

7.6    Buy-Backs of Combined Business shares

        Subject to applicable law and any necessary approvals, each of Thomson-Reuters Corporation and Thomson-Reuters PLC may purchase its own shares or shares in the other.

7.7    Break fee

        The Implementation Agreement includes a Break Fee to be paid by Thomson or Reuters, as set out in Appendix II.

8.    Pre-conditions and Conditions

        The posting of the Reuters Circular and the Thomson Circular will take place only if certain anti-trust pre-conditions are satisfied or waived in accordance with the Implementation Agreement. These are the only pre-conditions to the Transaction and are waivable. Further details of the anti-trust pre-conditions are set out in Appendix III. The conditions of the Transaction are set out in Appendix IV.

9.    Shareholder approval process and timetable

        Following the satisfaction or waiver of the anti-trust pre-conditions, Reuters will, as soon as reasonably practicable, publish the Reuters Circular and convene the Reuters shareholder meetings for a time within six weeks after the posting of the Reuters Circular (or such other period as may be agreed between the parties or required by the English Court, the FSA or the Panel).

        Following the satisfaction or waiver of the anti-trust pre-conditions, Thomson will, as soon as reasonably practicable, publish the Thomson Circular and convene the Thomson shareholder meetings for a time within six weeks after the posting of the Thomson Circular (or such other period as may be agreed between the parties or required by the Canadian Court).

        The documentation relating to the Transaction will be filed with the CSI and the FSA, as applicable, as soon as practicable following the satisfaction or waiver of the anti-trust pre-conditions.

        A copy of the CSI filings will be available on the CSI website shortly after filing. The implementation of the Transaction is subject to, among other things, shareholder approval by both Reuters Shareholders and Thomson Shareholders at their respective shareholder meetings. Full details will be contained in the documentation to be sent to Reuters Shareholders and Thomson Shareholders in advance of their shareholder meetings.

        Woodbridge has irrevocably committed to vote in favour of the Transaction in respect of its beneficial holding of Thomson Shares representing approximately 70% of the Thomson Shares currently in issue.

        The directors of Reuters have undertaken to vote in favour of the Transaction in respect of their own respective beneficial holdings of Reuters Shares (representing, in aggregate, approximately 0.1% of the Reuters Shares currently in issue).

10.    Employees

        The combination of Thomson and Reuters will offer employees the benefit of a larger operating platform and a business of greater international size and scope. Thomson confirms that the existing employment rights, including pension rights, of Reuters employees will be fully safeguarded.

11.    Interests in Reuters shares

        David Thomson, Chairman of Thomson, owns 5,000 Reuters Shares.

        Neither Thomson, nor any of the directors of Thomson other than David Thomson, nor, so far as Thomson is aware, any other party acting in concert with Thomson, owns or controls any Reuters Shares or holds any option to purchase any Reuters Shares or has entered into any derivatives referenced to Reuters Shares.

12.    General

        The Transaction is subject to the applicable provisions of the Takeover Code. In particular, in accordance with Rule 13 of the Takeover Code, neither Thomson-Reuters Corporation nor Thomson-Reuters PLC may rely on certain conditions to the Implementation Agreement as a reason not to proceed with completion of the Transaction, without prior consent from the Panel.

13.    Financing

        The cash consideration payable under the Transaction will be provided to Thomson-Reuters PLC by or on behalf of Thomson. Thomson will fund the cash consideration using a mixture of available cash and existing and new credit facilities including an acquisition bridge financing commitment provided by Bear Stearns. Bear Stearns and Perella Weinberg have confirmed that they are satisfied that the necessary cash resources are available to Thomson to enable it to satisfy in full the cash consideration payable under the Transaction.

        The definitions used in this announcement are contained in Appendix VII. The sources and bases of information used in this announcement are contained in Appendix VI.

        This announcement does not constitute an offer or an invitation to acquire shares or securities.

        A Thomson and Reuters briefing for investors and analysts will be webcast live today at 09:30 BST / 04:30 EDT and available for replay at 14:00 BST / 09:00 EDT at http://www.thomson.com/investor_relations/ and http://about.reuters.com/investors/ announcements/.

        Thomson and Reuters will also hold a conference call and webcast for U.S. investors at 08:30 EDT / 13:30 BST. To participate in the call and webcast, please register online at http://www.thomson.com/investor_relations/ or http://about.reuters.com/ investors/announcements/.

Enquiries:

Thomson:

Investor Relations enquiries

Frank J. Golden
Vice President, Investor Relations
+1 (203) 539 8470
frank.golden@thomson.com

US Media enquiries

Jason Stewart
Vice President, Media Relations
+1 (203) 539 8339
jason.stewart@thomson.com

UK Media enquiries

James Leviton
Finsbury
+44 (0) 207 251 3801
james.leviton@finsbury.com

Reuters:

Investor Relations enquiries

Miriam McKay
Global Head of Investor Relations, Reuters
+44 (0) 207 542 7057
+44 (0) 7990 567057
miriam.mckay@reuters.com

Media enquiries

Ed Williams
Director of Corporate Affairs, Reuters
+44 (0) 207 542 6005
+44 (0) 7990 563717
ed.williams@reuters.com

Nick Claydon
Brunswick Group LLP
+44 (0) 7974 982547
nclaydon@brunswickgroup.com

        The directors of Thomson and Reuters accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Thomson and Reuters (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

        Bear Stearns is acting as financial adviser to Thomson and no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Bear Stearns nor for providing advice in relation to the Transaction or any other matter referred to herein.

        Perella Weinberg is acting as financial adviser to Thomson and no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Perella Weinberg nor for providing advice in relation to the Transaction or any other matter referred to herein.

        UBS is acting as financial adviser and is also providing corporate broking advice to Reuters and no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of UBS nor for providing advice in relation to the Transaction or any other matter referred to herein.

        Blackstone is acting as financial adviser to Reuters and no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Blackstone nor for providing advice in relation to the Transaction or any other matter referred to herein.

        Citi and JPMorgan Cazenove are acting as joint corporate brokers to Reuters and are also providing financial advice to Reuters. They are acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Citi and JPMorgan Cazenove, respectively, nor for providing advice in relation to the Transaction or any other matter referred to herein.

        Morgan Stanley has also provided financial advice to Reuters and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Morgan Stanley nor for providing advice in relation to the Transaction or any other matter referred to herein.

DEALING DISCLOSURE REQUIREMENTS

        Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Thomson or of Reuters, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Transaction becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

        Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

        A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

        'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

        Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

        This press release includes forward-looking statements, such as Thomson's and Reuters beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect Thomson's and Reuters current expectations. Forward-looking statements also include statements about Thomson's and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties' ability to enhance shareholder value through, among other things, the delivery of expected synergies. There can be no assurance that the proposed Transaction will be consummated or that the anticipated benefits will be realised. The proposed Transaction is subject to various regulatory approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this press release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson's and Reuters customers, employees and suppliers to the proposed Transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed Transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson's and Reuters respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation's 2006 Annual Report on Form 40-F and Reuters Group PLC's 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Transaction, documents relating to the proposed Transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed Transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC's web site at www.sec.gov, at the Canadian securities regulatory authorities' web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

APPENDIX I

REUTER TRUST PRINCIPLES AND THE REUTERS FOUNDERS SHARE COMPANY

The Reuter Trust Principles

        Reuters is dedicated to preserving its independence, integrity and freedom from bias in the gathering and dissemination of news and information.

        The constitution of Reuters requires Reuters directors, in the performance of their functions, to have due regard to the Reuter Trust Principles in so far as, by the proper exercise of their powers and in accordance with their other duties as directors, those principles are capable of being observed.

        The Reuter Trust Principles are:

  •
  that Reuters shall at no time pass into the hands of any one interest, group or faction;

  •
  that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

  •
  that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

  •
  that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

  •
  that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.

The Reuters Founders Share Company

        The Reuters Founders Share Company was established in 1984 at the time of Reuters public flotation on the London Stock Exchange and Nasdaq. Under the constitution of the Reuters Founders Share Company, the directors of Reuters Founders Share Company are required to act generally in accordance with the Reuter Trust Principles, and to endeavour to ensure, as far as they are able by the proper exercise of the powers vested in them (as described below), that the Reuter Trust Principles are complied with.

        The Directors of Reuters Founders Share Company are:

        Pehr Gyllenhammar (Chairman); Len Berkowitz; The Hon Mrs Anson Chan GBM CBE JP; Sir Michael Checkland; Uffe Ellemann-Jensen; Bertrand Collomb; Sir Christopher Mallaby GCMG GCVO; Mammen Mathew; John H McArthur; The Rt Hon The Baroness Noakes, DBE; Sir William Purves CBE DSO; Jaakko Rauramo; Dr Mark Wossner; Dr Frene Ginwala, Joseph Lelyveld; John Fairfax; Jiri Dienstbier and Alejandro Junco.

Independence of Reuters

        Reuters share structure includes two mechanisms designed to ensure that a change of control in Reuters will not affect its independence:

  •
  Limitation on shareholdings:

    Reuters constitution requires that no person may be interested in 15% or more of Reuters issued shares. If any person does become interested in 15% or more of Reuters issued shares, then the Reuters directors must serve a notice requiring that person to make a disposal of sufficient shares to take that person's interest below 15% again, and disenfranchising such shareholder pending such disposal.

  •
  The Founders Share:

    In addition to Reuters publicly traded shares, there is a single Founders Share, which carries certain voting powers. The Founders Share is owned by Reuters Founders Share Company Limited. If the directors of Reuters Founders Share Company believe that any person, together with any associates, is seeking to obtain or has obtained control of Reuters, they may require the special voting rights attaching to the Founders Share to be exercised. "Control" for this purpose means the ability to control the exercise of 30% or more of the votes which may be cast on a poll at general meetings of Reuters. In such circumstances, Reuters Founders Share Company, through the exercise of these special voting rights, has the right to cast sufficient votes at any general meeting of Reuters to pass or defeat any resolution of Reuters Shareholders.

    In addition, the voting rights attaching to the Founders Share enable the directors of the Reuters Founders Share Company to defeat any resolution which would alter any of the Articles of Association of Reuters relating to the Reuter Trust Principles.

Thomson-Reuters and the Reuter Trust Principles

        Following completion of the Transaction, Woodbridge, Thomson and Reuters have agreed that the Reuter Trust Principles and the Reuters Founders Share Company structure should apply to both Thomson-Reuters Corporation and Thomson-Reuters PLC, and that Thomson-Reuters Corporation, Thomson-Reuters PLC and Woodbridge should support the Trust Principles, and Woodbridge has further agreed to exercise its voting rights to give effect to this support.

        Thomson-Reuters Corporation and Thomson-Reuters PLC shall each adopt the Reuter Trust Principles. The application of the Principles will be adjusted so as to apply to each of them and their respective subsidiaries.

        Thomson-Reuters PLC's Articles of Association will contain the existing 15% shareholding limit, with its Board being obliged to require a shareholder breaching this limit to sell down below the 15% level and disfranchising such shareholder pending such disposal.

        Reuters Founders Share Company would retain its right, through the Founders Shares, to defeat any shareholders resolution of either Thomson-Reuters Corporation or Thomson-Reuters PLC which constitutes a variation of rights of the Founders Share (including an amendment to designated constitutional provisions and designated provisions of the agreements constituting the dual listed company structure).

        Reuters Founders Share Company's voting rights at any general meeting in the event of an actual or threatened change of control (30%+) are to be changed. At present, Reuters Founders Share Company would have enhanced voting rights to pass or defeat any shareholders' resolution with respect to Reuters. For so long as Woodbridge remains under the control of the Thomson family and retains at least 35% of the votes in the Combined Business, then the Reuters Founders Share Company shall have such number of votes as exceeds the percentage of votes capable of being cast by the person acquiring or seeking to acquire control or, if greater, such number as when added to Woodbridge's votes, constitutes a majority. If Woodbridge holds 35% or less of the votes in the Combined Business (or ceases to be controlled by the Thomson family) the Reuters Founders Share Company's rights revert to those pre-existing the dual listed company structure but apply in both Thomson-Reuters Corporation and Thomson-Reuters PLC.

        When the Transaction is implemented, an exemption will be provided, in respect of both the 15% and 30% limits, in relation to Woodbridge's holding for so long as Woodbridge remains under the control of the Thomson family.

        The constitution of Thomson-Reuters Corporation will be amended to create a Special Voting A Share and a Founders Share and add provisions which may not be amended without the approval of Reuters Founders Share Company.

        In the event that a shareholder acquires 15% or more of the voting rights in Thomson-Reuters Corporation, the Special Voting A Share will multiply the rights of all shares other than those held by such shareholder. This is designed to give substantially the same level of protection under Canadian law as is conferred by provisions in Thomson-Reuters PLC's Articles.

        The Founders Share in Thomson-Reuters Corporation will be held by Reuters Founders Share Company, and will have rights which have substantially the same effect as in Thomson-Reuters PLC.

        Provisions relating to a shareholder holding 15% or 30%, or acquiring or seeking to acquire control, also apply to persons acting together.

Founders Share Company Agreement

        Woodbridge, Thomson-Reuters Corporation, Thomson-Reuters PLC and Reuters Founders Share Company will enter into an agreement (the "FSC Agreement"), which will contain the following provisions.

        Woodbridge will undertake to use its best endeavours as a shareholder itself, or through its subsidiaries as shareholders, to ensure that the Reuter Trust Principles are complied with in their application to both Thomson-Reuters Corporation and Thomson-Reuters PLC.

        In connection with any shareholders' resolution of Thomson-Reuters Corporation or Thomson-Reuters PLC, Woodbridge shall give notice to Reuters Founders Share Company as to whether, and, if so, the manner in which, it will vote its shares. If Reuters Founders Share Company believes that the manner in which Woodbridge will vote its shares is inconsistent with the Reuter Trust Principles, Reuters Founders Share Company shall notify Woodbridge. If Reuters Founders Share Company and Woodbridge cannot agree, the matter shall be referred for resolution through binding international arbitration, and the meeting shall be deferred until the issue is resolved.

        Woodbridge shall not increase its holdings in Thomson-Reuters Corporation or Thomson-Reuters PLC so as to result in either ceasing to be a publicly-traded company in Canada or the United States, or the United Kingdom, respectively.

        Woodbridge shall cause each of its affiliates (including Thomson family members) that beneficially owns shares in either Thomson-Reuters Corporation or Thomson-Reuters PLC to comply with the provisions of the Reuters Founders Share Company Agreement on the same basis as Woodbridge and shall be responsible for any breach thereof by any affiliate. Any shares disposed of to non-affiliates will be governed by the 15% and 30% limits.

        If Reuters Founders Share Company does not have the right to convene a Thomson-Reuters Corporation shareholders' meeting itself, and Thomson-Reuters Corporation does not convene a shareholders' meeting when so requested by Reuters Founders Share Company, Woodbridge will agree to use its rights as a shareholder to convene such a meeting.

        Thomson-Reuters Corporation and Thomson-Reuters PLC agree to provide Reuters Founders Share Company with regular information meetings and presentations. Reuters Founders Share Company will expand its programme of visits, presentations etc, especially to Thomson-Reuters Corporation entities to facilitate the discharge of Reuters Founders Share Company functions.

        Thomson-Reuters Corporation and Thomson-Reuters PLC will consult with the Chairman of Reuters Founders Share Company before the appointment or removal of the Editor-in-Chief.

APPENDIX II

BREAK FEE

        As an inducement to both Thomson and Reuters to achieve an agreement such that they can announce a firm intention to implement the Transaction:

  (a)
  Reuters undertakes to Thomson that it shall pay to Thomson the Standard Break Fee if either:

  (i)
  the Reuters Board fails to make a unanimous and unqualified recommendation in the Reuters Circular to the Reuters Shareholders to vote in favour of the Reuters Resolutions at the Reuters EGM, or withdraws, qualifies or adversely modifies that recommendation, or agrees or resolves prior to the date on which the obligations in this agreement lapse (or, as applicable, the Transaction fails to become effective) to recommend an Alternative Proposal; and

  (ii)
  prior to the date on which the Transaction lapses (or, as applicable, fails to become effective), any Alternative Proposal (or an amended, varied or revised version of any Alternative Proposal) is announced and subsequently (whether or not prior to the date on which the Transaction lapses (or as applicable fails to become effective) or is withdrawn) that Alternative Proposal or any other Alternative Proposal announced prior to that date becomes or is declared unconditional in all respects or is otherwise completed;

    or:

    (iii)
    Thomson terminates this agreement as a consequence of Reuters breach of obligations not to solicit Alternative Proposals and, within 12 months thereafter, any Alternative Proposal is announced and subsequently that Alternative Proposal (or any other Alternative Proposal announced prior to the date the first Alternative Proposal lapses or is withdrawn) becomes or is declared unconditional in all respects or is otherwise completed.

  (b)
  Thomson undertakes to Reuters that it shall pay to Reuters the Standard Break Fee if the Thomson Resolutions are not approved at a duly convened shareholder meeting on or prior to the Long-Stop Date.

        The relevant party shall pay the Standard Break Fee by not later than five business days after the date on which the Standard Break Fee becomes payable pursuant to the above. Payment shall be made in immediately available funds (without any deduction or withholding and without regard to any lien, right of set-off, counterclaim or otherwise save in each case as required by law) to such bank account as may be notified to the relevant party by the other party for such purposes.

        Reuters warrants that it has not agreed to pay any form of break fee, inducement fee or similar fee in relation to any Alternative Proposal.

        Reuters shall not be required to pay any amount pursuant to this agreement to the extent that the Panel determines that any such payment would not be permitted by Rule 21.2 of the Code.

APPENDIX III

REGULATORY PRE-CONDITIONS

        The Transaction and the posting of the Reuters Circular and Thomson Circular, will take place only if the following Regulatory Pre-conditions are satisfied or waived:

  (a)
  insofar as the proposed combination of Reuters with Thomson constitutes a concentration with a Community dimension within the scope of Council Regulations (EC) 139/2004 (as amended) (the "Merger Regulation"):

  (i)
  the European Commission shall have made a decision declaring the concentration compatible with the common market under Articles 6(1)(b), 8(1) or 8(2) of the Merger Regulation; or

  (ii)
  the European Commission shall not have taken a decision in accordance with Articles 6(1)(b), 6(1)(c), 8(1) 8(2) or 8(3) of the Merger Regulation within the time limits set in Articles 10(1) and 10(3) and is thereby deemed to have declared the concentration compatible with the common market pursuant to the presumption in Article 10(6) of the Merger Regulation; or

  (iii)
  in the event that the European Commission makes a referral to one or more competent authorities under Articles 4(4) or 9(1) of the Merger Regulation in connection with the proposed combination of Reuters with Thomson, or in the event that one or more competent authorities takes appropriate measures to protect its legitimate interests pursuant to Article 21(4) of the Merger Regulation, such competent authorities shall have issued a decision, finding or declaration approving the proposed acquisition and permitting its closing without any breach of applicable law or of the Merger Regulation; and

  (b)
  all applicable filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the proposed combination of Reuters with Thomson and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United Sates that prohibits consummation of the Transaction as a result of action brought by the US Federal Trade Commission or US Department of Justice.

        Thomson and Reuters each reserve the unilateral right to waive all or any of these Regulatory Pre-conditions in whole or in part.

APPENDIX IV

CONDITIONS OF THE TRANSACTION

        The Transaction will be conditional upon:

  (a)
  the Scheme becoming unconditional and becoming effective, subject to the Code, by not later than the Long-Stop Date, or such later date (if any) as Thomson and Reuters may agree and (if required) the Court may allow. The Scheme will be conditional upon:

  (i)
  approval of the Scheme by a majority in number, representing 75% or more in value, of the Reuters Shareholders (or the relevant class or classes thereof) present and voting, either in person or by proxy, at the Reuters Court Meeting or at any adjournment thereof;

  (ii)
  all resolutions necessary to implement the Scheme as set out in the notice of the Reuters EGM (including, without limitation, the Reuters EGM Resolutions) being duly passed by the requisite majority at the Reuters EGM or at any adjournment thereof; and

  (iii)
  the sanction (without modification or with modification as agreed by Reuters, Newco and Thomson) of the Scheme and the confirmation of any reduction of capital involved therein by the English Court, an office copy of the UK Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the reduction of capital, being registered by him; and

  (b)
  Admission.

        In addition, the Scheme will be subject to the following conditions being satisfied or waived, prior to the necessary action being taken to make the Scheme effective:

  (c)
  the passing at the Thomson EGM of the Thomson Resolution in accordance with its terms;

  (d)
  the Canadian Interim Order and the Canadian Final Order having been obtained by Thomson;

  (e)
  in the event that the Regulatory Pre-condition set out in paragraph (a) of Appendix III above is waived, the European Commission notifying Thomson that it will neither initiate proceedings under Article 6(1)(c) of the Merger Regulation in relation to the proposed Transaction or any matter arising from or relating to the proposed Transaction nor refer the proposed Transaction or any matter arising from or relating to the proposed Transaction to the competent authorities of one or more Member States under Article 9 of the Regulation;

  (f)
  in the event that the Regulatory Pre-condition set out in paragraph (b) of Appendix III above is waived, all applicable filings having been made and all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired or been terminated as appropriate in each case in connection with the Transaction;

  (g)
  either:

  (i)
  an advance ruling certificate having been issued by the Commissioner of Competition (the Commissioner) under section 102(1) of the Competition Act (Canada) (the Competition Act) in respect of the Transaction; or

  (ii)
  any applicable waiting period under section 123 of the Competition Act having expired or having been earlier terminated or waived by the Commissioner and Thomson having been advised by the Commissioner in writing that she has determined that grounds do not then exist for her to make an application to the Competition Tribunal under section 92 of the Competition Act for an order in respect of the Transaction;

  (h)
  no Relevant Authority having instituted any action, proceeding, suit, investigation, enquiry or reference or enacted or made and there not continuing to be outstanding any statute, regulation, order or decision (other than any statute, regulation, order or decision relating to taxes on the date hereof) that would or might be reasonably expected to:

  (i)
  make the Transaction void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, delay or interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge, the Transaction;

  (ii)
  require, prevent or materially delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Thomson Group or the Wider Reuters Group of all or any substantial part of their respective businesses, assets or properties or impose any material limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties in each case to an extent which is material in the context of the Wider Combined Group;

  (iii)
  require any member of the Wider Thomson Group or of the Wider Reuters Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Reuters Group or any member of the Wider Thomson Group, where such acquisition would be material in the context of the Wider Combined Group; or

    (iv)
    otherwise materially and adversely affect the business, assets, financial or trading position or profits of any member of the Wider Thomson Group or of the Wider Thomson Group to an extent which is material in the context of the Wider Combined Group;

    and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

  (i)
  all necessary filings having been made and all relevant waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Transaction and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (authorisations) necessary in any jurisdiction for or in respect of the Transaction being obtained from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Thomson Group or the Wider Reuters Group has entered into contractual arrangements (in each case where the absence of such authorisation would have a material adverse effect on the Thomson Group or, as the case may be, the Reuters Group taken as a whole) and such authorisations together with all authorisations necessary or appropriate for any member of the Wider Reuters Group to carry on its business (where such business is material in the context of the Reuters Group taken as a whole or, as the case may be, the Thomson Group taken as a whole) remaining in full force and effect and there being no notice to revoke, suspend or not renew any of the same and all statutory or regulatory obligations in any jurisdiction having been complied with;

  (j)
  since 31 December 2006, except as disclosed in the Annual Report and Accounts of Reuters for the year then ended or as publicly announced to a Regulatory Information Service by or on behalf of Reuters before the date of this announcement or as otherwise fairly disclosed prior to the date of this announcement in writing to Thomson or its advisers by or on behalf of Reuters:

  (i)
  no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wider Reuters Group which is material in the context of the Reuters Group taken as a whole, provided that such change has not resulted from factors generally affecting the markets in which the affected entities operate or from external factors unrelated to their business and beyond their reasonable control (such as acts of war, terrorism or natural disasters); and

    (ii)
    other than in connection with or arising out of the Transaction, no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Reuters Group or to which any member of the Wider Reuters Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Reuters Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Reuters Group which would or might reasonably be expected to materially and adversely affect the Reuters Group taken as a whole; and

  (k)
  since 31 December 2006, except as disclosed in the Annual Report and Accounts of Thomson for the year then ended or as publicly announced to a Regulatory Information Service by or on behalf of Thomson before the date of this announcement or as otherwise fairly disclosed prior to the date of this announcement in writing to Reuters or its advisers by or on behalf of Thomson:

  (i)
  no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wider Thomson Group which is material in the context of the Thomson Group taken as a whole, provided that such change has not resulted from factors generally affecting the markets in which the affected entities operate or from external factors unrelated to their business and beyond their reasonable control (such as acts of war, terrorism or natural disasters); and

  (ii)
  other than in connection with or arising out of the Transaction, no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Thomson Group or to which any member of the Wider Thomson Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Thomson Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Thomson Group which would or might reasonably be expected to materially and adversely affect the Thomson Group taken as a whole.

  Thomson and Reuters together reserve the right to waive jointly the conditions contained in paragraphs (h) and (i) of this Appendix.

  Thomson reserves the right to waive the condition contained in paragraph (j) herein.

  Reuters reserves the right to waive the condition contained in paragraph (k) of herein.

  As used in this herein:

  (a)
  Wider Thomson Group means Thomson and its subsidiary undertakings, associated undertakings and any other undertakings in which Thomson and such undertakings (aggregating their interests) have a substantial interest;

  (b)
  Wider Reuters Group means Reuters and its subsidiary undertakings, associated undertakings and any other undertakings in which Reuters and such undertakings (aggregating their interests) have a substantial interest; and

  (c)
  Wider Combined Group means the Wider Thomson Group and the Wider Reuters Group taken together; and

  for these purposes subsidiary undertaking, associated undertaking and undertaking have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and substantial interest means a direct or indirect interest in 10% or more of the equity capital of an undertaking.

APPENDIX V

IRREVOCABLE COMMITMENTS

        The Reuters Directors who hold Reuters Shares, have irrevocably undertaken to vote in favour of the Scheme, in respect of their own beneficial holdings totalling 1,258,598 Reuters Shares, representing approximately 0.10% of Reuters's issued share capital.

        These irrevocable undertakings will cease to be binding if:

  •
  The Transaction lapses or is withdrawn

  •
  The Implementation Agreement between Reuters and Thomson dated 15 May 2007 in regard to the Transaction, terminates by effluxion of time or otherwise

  •
  The Scheme terminates or lapses in accordance with its terms or otherwise becomes incapable of becoming effective

        Irrevocable undertakings have been received from the following:

Director	Number of Reuters shares	Percentage of Reuters issued share capital
Niall FitzGerald	80,000	0.01%
Thomas Glocer	669,261
Thomas Glocer held by Thomas H Glocer Life Interest Trust	52,451	(In aggregate) 0.06%
David Grigson	185,425	0.01%
Devin Wenig	216,019	0.02%
Dick Olver	10,000	0.00%
Ian Strachan	15,500	0.00%
Penny Hughes	2,392	0.00%
Lawton Fitt	25,000	0.00%
Ken Olisa	2,550	0.00%

Total	1,258,598	0.10%

Sir Deryck Maughan and Mr. Nandan Nilekani do not hold any interest in securities of Reuters.

APPENDIX VI

SOURCES AND BASES OF INFORMATION

        Unless otherwise stated:

  (i)
  information relating to Thomson has been extracted from the published audited financial statements and SEC filings of Thomson for the relevant financial year; and

  (ii)
  information relating to Reuters has been extracted from published annual reports and accounts and interim reports of Reuters for the relevant published year.

        Share prices for Thomson were obtained from the Toronto Stock Exchange and the share prices for Reuters were closing mid-market prices from the Daily Official List.

        The £1:C$2.19795 exchange rate was obtained from Datastream.

        The £1:C$2.1936 exchange rate was obtained from the Daily Official List.

        Reuters current issued share capital is 1,256,845,219 shares in issue as per the Reuters 2.10 announcement dated 14 May 2007.

        In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, The Thomson Corporation confirms that as of the close of business on 14 May 2007, it had 639,962,083 common shares in issue.

APPENDIX VII

DEFINITIONS

Admission	Admission of Thomson-Reuters PLC Shares to listing on the official list maintained by the FSA and to trading on the London Stock Exchange's main market for listed securities
Alternative Proposal	An offer or possible offer or proposal put forward by any third party meeting certain requirements as specified in the Implementation Agreement
Bear Stearns	Bear, Stearns International Limited
Blackstone	Blackstone Advisory Services L.P.
Break Fee	The fee payable by one party to the other if certain events occur which result in the Transaction not being completed, as detailed in Appendix II
C$	Canadian dollar
Canadian Court	The Ontario Superior Court of Justice
Canadian Final Order	The final order of the Canadian Court approving the Ontario Plan of Arrangement
Canadian Interim Order	The interim order of the Canadian Court in respect of the Ontario Plan of Arrangement
Citi	Citigroup Global Markets Limited
Code or Takeover Code	The City Code on Takeovers and Mergers
Combined Business	The combined businesses of Thomson and Reuters which will be operated as a single entity as a consequence of the Transaction
CSI	Canadian Securities Institute
English Court	The High Court of Justice in England and Wales
Founders Share
The existing Founders Share in Reuters held by Reuters Founders Share Company Limited in accordance with the Articles of Association of Reuters; the new Founders Share to be issued to the Reuters Founders Share Company by Thomson-Reuters Corporation as part of the Transaction; or both of them, as applicable
FSA	The UK Financial Services Authority
FSC Agreement	The agreement between Woodbridge, Thomson-Reuters Corporation, Thomson-Reuters PLC and Reuters Founders Share Company as described in Appendix I

Implementation Agreement	The agreement between Thomson, Reuters, Woodbridge and Thomson-Reuters PLC setting out the key terms of the Transaction
Joint Electorate Action	An action which, when put forward for shareholder approval, must be voted upon by Thomson-Reuters Corporation Shareholders and Thomson-Reuters PLC Shareholders as a single decision-making body
JPMorgan Cazenove	JPMorgan Cazenove Limited
Long-Stop Date	31 December 2008
Morgan Stanley	Morgan Stanley & Co. Limited
Ontario Plan of Arrangement	The plan of arrangement of Thomson to be approved by Thomson Shareholders pursuant to section 182 of the Business Corporations (Ontario) Act in connection with the Transaction
Panel	The Panel on Takeovers and Mergers
Perella Weinberg	Perella Weinberg Partners UK LLP
Regulatory Pre-conditions	The pre-conditions to the Transaction and the posting of the Reuters Circular and Thomson Circular, as specified in the Implementation Agreement and detailed in Appendix II
Reuters	Reuters Group PLC
Reuters Circular	The circular to Reuters Shareholders containing the Scheme and notices of the Reuters EGM and Reuters Court Meeting
Reuters Court Meeting	The meeting of Reuters Shareholders to be convened by the English Court for the purposes of approving the Reuters Court Resolution
Reuters Court Resolution	The resolution required by the English Court to be passed at the Reuters Court Meeting in order to approve the Scheme
Reuters EGM	The extraordinary general meeting to be held by Reuters to approve the Reuters EGM Resolutions
Reuters EGM Resolutions
The resolutions to be considered by Reuters Shareholders at the Reuters EGM, being all resolutions required to be approved by Reuters Shareholders in connection with the Transaction, other than the Reuters Court Resolution
Reuters Founders Share Company	Reuters Founders Share Company Limited, the holder of the Founders Shares
Reuters Share	An ordinary share of 25p in the capital of Reuters
Reuters Shareholder	A person who holds Reuters Shares

Reuter Trust Principles	The principles governing the operation of Reuters, which are set out in the Articles of Association of Reuters
SEC	The United States Securities and Exchange Commission
Scheme
A scheme of arrangement between Reuters, Reuters Shareholders and Reuters Founders Share Company under section 425 of the Companies Act 1985 to implement the Transaction on the terms contained in the Implementation Agreement
Special Voting A Share	The share of that description to be issued by Thomson-Reuters Corporation to Reuters Founders Share Company on the terms described in Appendix I
Standard Break Fee	£86.8 million
Thomson	The Thomson Corporation (to be renamed Thomson-Reuters Corporation)
Thomson Circular	The circular to Thomson Shareholders containing notice of the Thomson EGM
Thomson EGM	The special meeting of Thomson Shareholders to be convened for the purposes of approving the Thomson Resolutions
Thomson Resolutions	The special resolution to approve the Ontario Plan of Arrangement and such other matters as may be necessary or desirable to implement the Transaction, to be set out in the Thomson Circular
Thomson Shareholder	A person who holds Thomson shares
Thomson-Reuters Corporation	The new name to be adopted by Thomson at the Thomson EGM
Thomson-Reuters Corporation Share	A common share in the capital of Thomson-Reuters Corporation
Thomson-Reuters PLC
Thomson-Reuters Limited, The company that will acquire the Reuters Shares from the Reuters Shareholders pursuant to the Scheme, and through which the Reuters Shareholders will participate in the Combined Business
Thomson-Reuters PLC Share	An ordinary share of 25p in the capital of Thomson-Reuters PLC
Transaction
The alignment of the economic interests of Reuters and Thomson in accordance with the terms contained in the Implementation Agreement, pursuant to which the business of Thomson and Reuters will be merged on a unified basis
UBS	UBS Limited, registered in England and Wales (no. 2035362)

UK Order	The order of the English Court
Woodbridge	The Woodbridge Company Limited

QuickLinks

APPENDIX I
APPENDIX II
APPENDIX III
APPENDIX IV
APPENDIX V
APPENDIX VI
APPENDIX VII